EXHIBIT A

CHANDLER TRUST NO. 1

CHANDLER TRUST NO. 2

June 13, 2006

The Board of Directors

The Tribune Company

435 North Michigan Avenue

Chicago, Illinois 60611

Dear Directors:

The Chandler Trusts do not intend to tender any shares in response to the tender offer announced by Tribune on May 30, 2006. The Trusts believe that the process by which the offer was presented and considered by the Tribune Board was fundamentally flawed, and that the offer is a purely financial device that fails altogether to address the real business issues facing Tribune. Prompt and meaningful strategic action is required to preserve the premium value of the company’s franchises.

As you know, the basic strategic premise of the Tribune/Times Mirror merger was that the cross–ownership of multiple premium major media properties in the nation’s three largest media outlets would provide a platform to produce above-industry performance for both its newspaper and broadcast assets and for strong growth in interactive and other media opportunities. This strategy has failed and the regulatory change anticipated at the time of the merger to make legal the permanent cross-ownership of certain of key assets has not occurred. Over the past two years, Tribune has significantly underperformed industry averages and there is scant evidence to suggest the next two years will be any different. Clearly, it is time for prompt, comprehensive action.

We believe management and its advisors created a false sense of urgency in representing to directors that immediate action was required on the self-tender transaction. As a result, the Board’s action was hasty and ill-informed. Tactical alternatives were superficially listed and dismissed without addressing the failure of the company’s fundamental strategy or its poor performance. Prudence should have required that management first determine a cogent and realistic strategy for restoring the value of Tribune’s businesses and assets prior to creating a financial structure that limits strategic options. Furthermore, it is now apparent that the credibility of the company’s management and the company’s standing in the credit markets has been harmed by the proposed recapitalization and the uncertainty it highlighted as to strategic direction. Without prompt action, all of this could prove very costly to the company and its stockholders in the future.

In addition to the failure of its primary strategy, the company is confronted with a fundamental erosion in both of its core businesses and the consequences of failing to invest aggressively in growing

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new businesses. In the face of these serious challenges, management has failed to generate a viable strategic response, allowing value to deteriorate and creating a need for decisive action.

•	First, Tribune must find a way to separate the newspaper business from television broadcasting. By far the most expeditious and effective way to accomplish this is through a tax-free spin-off, which management and the Board have been considering – without action – for many months. Among other things, management should diligently explore the possibility of arranging for a major private equity firm to make a significant investment in the television company and act as its “sponsor.”

•	Second, Tribune should begin promptly exploring other strategic alternatives, including breaking up and selling, or disposing in tax-free spin-offs, some or all of its newspaper properties, or alternatively, the possibility of an acquisition of Tribune as a whole at an attractive premium.

•	Third, we call upon the Board to appoint a committee of independent directors as soon as possible to oversee a thorough review and evaluation of the management, business and strategic issues facing Tribune and to promptly execute alternatives to restore and enhance stockholder value.

Given the risk of continued deterioration in the company’s primary businesses, if a separation of the newspaper and broadcast businesses or other strategic steps relative to the newspaper business cannot be accomplished by the end of the year, then the possibility of an acquisition of Tribune as a whole should take priority.

Tribune’s Strategic Failure Has Had Disastrous Effects.

Tribune’s strategic missteps are now reflected in a market valuation multiple that is well below its peers. Management’s proposed response – the self-tender – is simply a financial device that increases the company’s risk profile and undercuts the financial flexibility necessary to address the company’s fundamental challenges. We believe that this sequencing – financial structure in advance of strategy – is backwards.

Management’s operational response (yet another new round of cost-cutting) is subject to serious execution risk and offers little to spur revenue growth and invigorate the newspaper franchises. As is shown in detail below, management has been and is once again acquiescing to sub-par growth in return for short-term cash flow. Morale at many of the newspapers is already quite low and will be driven lower with a new round of cost cuts.

In announcing the self-tender offer, Tribune repeated previous statements about seeking growth through Internet initiatives, a comment that has little credibility following a history of cost-cutting and retrenchment in these areas, its failure to purchase and invest in such businesses at the pace of comparable companies with more successful interactive businesses and its decision to limit local interactive growth initiatives at the newspapers in favor of a “one size fits all” corporate approach.

June 13, 2006

Moreover, a growth strategy that relies on partially owned, externally managed ventures is operationally tenuous and value limiting as the financial markets do not recognize the upside of such investments.

The gravity of management’s failure to address fundamental strategic issues is apparent from the precipitous decline in stock value over the past three and a half years. As the following chart summarizes, since the beginning of 2003 (when current management of Tribune was put in place), the value of Tribune’s stock has declined over 38% – substantially worse than both the newspaper peer group (down 8.8%) and the broadcasting peer group (down 29.0%)1.

Daily Stock Prices from 1/1/03 to 5/26/06 (last trading day prior to self-tender announcement)

[1]	For the stock charts in this letter, the newspaper/publishing and mixed media index is comprised of Gannett Co. Inc., Knight-Ridder Inc., New York Times Co., EW Scripps Co. and Washington Post Co. and the broadcasting index is comprised of LIN TV Corp., Hearst-Argyle Television Inc., Sinclair Broadcast Group Inc. and Gray Television Inc.

June 13, 2006

These results have been disastrous to investors. Over the past two years, the value of Tribune’s stock has declined by nearly half. While both the newspaper and broadcasting sectors have been under pressure, Tribune management has had little response.

Daily Stock Prices from 2/11/04 to 5/26/06 (last trading day prior to self-tender announcement)

One of the core strategies underlying the merger with Times-Mirror was the synergistic growth opportunities of cross-ownership. Unfortunately, this strategy has failed to produce results. For example, “In 2001, then-CEO John Madigan told BusinessWeek he expected Tribune Media Net – a unit created to sell cross-platform and cross-property ad packages – to lure an incremental $200 million in national advertising in 2005. In 2004 the company netted an incremental $85 million from such sales – and has since stopped quantifying Tribune Media Net’s performance, says a spokesman.” (BusinessWeek, June 11, 2006). Not only did synergistic growth from cross-ownership not appear, but investments in growth suffered. Other publishers, such as E.W. Scripps and New York Times, have aggressively pursued investments in growing internet properties that hold promise for substantial future growth, while Tribune has primarily managed a declining asset base for short-term cash flow.

Since 2003, Tribune’s revenue and EBITDA have underperformed its peers and, unfortunately, analyst estimates for the next two years indicate that they expect the same bleak picture. These below-average results have prevailed in both the newspaper publishing and broadcasting divisions, as evidenced by the following tables:

June 13, 2006

Revenue Growth Over Time

EBITDA Growth Over Time

Newspaper Industry Avg: NYT, KRI, JRC, MNI, MEG, WPO, BLC, DJI, GCI

Broadcasting Industry Avg: SBGI, GCI, HTV, WPO, NYT, GTN, BLC, TVL, JRC

Source: Company Filings

June 13, 2006

Not only has Tribune underperformed the industry averages, but the company has lagged business segment performance for each of the companies in the comparable list over the last two years. Notwithstanding the forecasted cross-ownership benefits, Tribune still underperformed comparable companies, even those with a similar asset mix favoring larger markets. This trend is only expected to continue for the next two years as shown in the following charts:

Source: Company Filings and Wall Street Estimates

June 13, 2006

Source: Company Filings and Wall Street Estimates

June 13, 2006

As a result of this continued underperformance, Tribune not only trades at a steep discount to its peers but to its intrinsic value, as measured by a sum-of-the-parts analysis. Morgan Stanley and Bear Stearns research suggest a breakup value of $42 per share (as shown below), or a 50% premium over the pre-tender price of $28 per share. Prudential analysts suggest a similar price, pegging the value at $43 per share. Reflecting the premium value of the company’s properties, analysts at Ariel Capital, one of Tribune’s biggest stockholders, figure that Tribune shares would be worth $44 to $46 per share in a breakup involving a subsequent sale of the parts (Wall Street Journal, June 9, 2006). These four data points define a range of values resulting from sum-of-the-parts of $42 to $46 per share.

Tribune Sum-of-the-Parts Analysis

Morgan Stanley

	2006(E) EBITDA	EBITDA Multiples	Estimated Private Market Value
Newspapers	950	10.0	9,499
Broadcasting and Entertainment - adjusted	466	10.3	4,776
Corporate	(80)	11.0	(880)
Chicago Cubs	—	—	450
Total	1,336	10.4	13,845

Total			13,845
Debt and Preferred			(3,429)
Cash			116
Investments			1,623
Other			283

Equity Market Value - adjusted			12,439
Shares Outstanding (mil)			298.0

Potential Stock Price			$41.74

Source: Morgan Stanley Research      E = Morgan Stanley Research Estimates

Bear Stearns

2006E
Newspaper EBITDA	$870
Target multiple	10.0

Newspaper Valuation	8,700
Broadcast & Ent. EBITDA	486
Target multiple	12.0

Broadcast & Ent. Valuation	5,828

Gross Valuation	14,528
Net Debt (1)	(4,142)

Net Valuation	10,387

Shares Outstanding (1)	270.1

Target Price (pre-hidden assets)	$38.45

Hidden Assets Valuation	$3.61

Suggested Value	$42.06

1.	Net debt and shares outstanding assumes Tribune completes - 68 million in share repurchase activity in 2006

Source: Company reports and Bear Stearns & Co. estimate

June 13, 2006

Management Projections of a Turnaround are Unfounded.

Much as they have in the previous two years, management doggedly projects a turnaround, with steady revenue and operating cash flow growth over the next four years. This projected turnaround is hard to believe with no proposed change in strategy and little prospect for an upturn in the core businesses. Management has already revised estimates down since December 2005, suggesting the likely direction of future changes. With the current plan in place, we believe the risk of further deterioration in print and broadcast outweighs the projected growth in interactive, a segment that, while growing, still makes up less than 9% of revenues (including joint ventures). Since analysts do not share management’s outlook, we believe Tribune should disclose both the projections and the related downside analysis presented to the board, so that investors can evaluate them independently and make their own informed decision.

In addition, the announced tender fails to increase the intrinsic value of Tribune’s assets while introducing risks that were barely acknowledged in the Board’s perfunctory consideration of the leveraged recapitalization. Even if the optimistic assumptions of management’s latest profit forecast were realized in full, management’s projection of Tribune’s year 2010 stock price translates into only $33 to $35 per share in today’s value, assuming an appropriate equity return, expected dividends and no decline in valuation multiples. As an upside return from a very risky plan, this is far from satisfactory.

By contrast, Lauren Fine of Merrill Lynch expects Tribune EBITDA to decline at 1.3% per year over the next 5 years. That outcome in today’s dollars would be $26 per share at constant multiples and $21 per share with a contraction of one turn in Tribune’s EBITDA multiple (a likely scenario with that level performance). Even this is far from the most draconian view of Tribune’s future. An economic slowdown comparable to that in 2001 and 2002, combined with management’s continued failure to deal with secular challenges, will leave Tribune in serious risk of violating its loan covenants.

This relationship of risk and reward inherent in the management plans and strategy is uninspiring to shareholders at best; and the company’s lack of a strategy to derive maximum value from its assets is unacceptable. This is a situation that demands prompt action by the Board of Directors.

Decisive Action is Required.

It is now apparent that Tribune must find a way, at a minimum, to separate the newspaper business from television broadcasting. By far the most expeditious and effective way to accomplish this is through a tax-free spin-off, which management and the Board have been considering – without action – for many months. As an independent company, the television broadcast business will have opportunities for a merger or acquisition that could bring substantial value to shareholders.

We believe management should broaden its thinking and process. Among other things, management should diligently explore the possibility of arranging for a major private equity firm to

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make a significant investment in the television company and act as its “sponsor.” By so doing, the financial resources available to the television business can be substantially enhanced with leadership from the sponsor firm providing much-needed strength to management.

The primary expressed objection to a third quarter spin-off of the broadcasting business appears to be the desire to wait to see how the new CW network performs. This is not a valid basis for inaction. If the network performs well, those shareholders who retain the spun-off shares of the broadcast company will fully realize the benefit. If it performs poorly, there is no reason to think that Tribune shareholders will be advantaged by the fact that the business is embedded in the present Tribune corporate structure. On the other hand, a spin-off will provide shareholders a choice of whether or not to retain this risk exposure. Further, a sponsored spin-off creates the opportunity to augment capital of the spin-off broadcast company by taking investment from a private equity firm. This reduces risk and provides the added benefit of a committed financial partner.

We also believe that Tribune should begin promptly exploring other strategic alternatives, including breaking up and selling, or disposing in tax-free spin-offs, some or all of its newspaper properties, and the possibility of an acquisition of Tribune as a whole at an attractive premium. The primary operational benefit of spin-offs with the right combination of assets will be to incent and enhance focus of the new entities’ management teams and to allow for growth strategies that are freed from the corporate “one size fits all approach,” with particular emphasis on capitalizing on local competitive advantages, including interactive initiatives. We believe that it is not too late for the right combination of assets to deliver significantly more long-term value than the current plan. But, given the deterioration in the current businesses as presently configured, expeditious action is called for.

In addition, in light of inquiries received from very credible private equity firms, and the very liquid, low cost financing markets, it seems quite likely that a leveraged buyout could be accomplished at a price in excess of $35 per share. This would provide shareholders cash value at or above the high end value implied in management’s plans without any exposure to the huge downside risk of the as yet unaddressed fundamental strategic challenges of Tribune’s business. If a separation of broadcasting and newspapers cannot be accomplished by year end, the company should actively pursue inquiries from private equity firms.

Moving Forward.

As you know, Tribune’s tax counsel have advised that the present structure of the two TMCT entities is a significant obstacle to accomplishing a tax-free spin-off of the television broadcast business (or any other Tribune business). Similarly, the TMCTs are a substantial impediment to an acquisition of Tribune because of the more than 51 million shares of Tribune common stock and over $500 million of preferred stock presently trapped inside the TMCTs. Notwithstanding that 80% of those shares are accounted for as being treasury stock, for legal purposes they are outstanding and must be paid for in any Tribune acquisition. This is a state of affairs that we believe is disadvantageous to all stockholders.

June 13, 2006

We have had extensive discussions with Tribune management, seeking agreement on the terms for substantially unwinding TMCT by way of a redemption of most of Tribune’s ownership interest. We did not seek any advantage for the Chandler Trusts in these discussions. In fact, to resolve a major difference regarding the value of real estate held by TMCT, we offered Tribune an option to purchase the real estate at a value $150 million dollars less than the amount that Tribune’s appraiser determined to be its value to Tribune. The Chandler Trusts remain willing to proceed with the TMCT redemption on terms that are fair and reasonable for all shareholders of Tribune. At an appropriate time, the Trusts are willing to enter into similar discussions with respect to TMCT II.

To make the obvious point, through their direct and indirect holdings, the Trusts are the largest investor in the company, and, more than any other shareholder, it is in their interests to see that either current value is maximized or a value enhancing strategic repositioning occurs.

We all have a vital interest in a cooperative effort among Tribune’s Board, major stockholders like the Chandler Trusts and all other stockholders. It is time for a strategic course of action to be set for Tribune, and stockholders apparently concur given the movement in the company’s stock price last week. As one shareholder said, “the train has definitely left the station but no one knows where it’s going.” (New York Times, June 9, 2006).

As noted above, we call upon the Board to promptly appoint a committee of independent directors to oversee a thorough review of the issues facing Tribune and to take prompt decisive action to enhance stockholder value. In our view, such a committee must review all of the areas noted above, including management issues and potential strategic alternatives. It is essential, in our judgment, that the committee of independent directors retain a financial advisor and legal counsel of their choice that have no material prior or ongoing relationship with Tribune.

We are prepared to work directly and cooperatively with such a committee to further our common objective of maximizing value and halting what now appears to be an inexorable slide in value of Tribune’s businesses. If timely action is not taken, however, we intend to begin actively pursing possible changes in Tribune’s management and other transactions to enhance the value realized by all Tribune stockholders by engaging with other stockholders and other parties.

Sincerely yours, CHANDLER TRUST NO. 1 and CHANDLER TRUST NO. 2

By:	/s/ William Stinehart, Jr.
Name: William Stinehart, Jr. Title: Trustee